Exhibit 99.1

UNDERWRITING AGREEMENT

October 4, 2024

Equinox Gold Corp.

Suite 1501, 700 West Pender Street

Vancouver, British Columbia, V6C 1G8

Canada

Attention:	Peter J. Hardie
Chief Financial Officer

and

Ninety Fourth Investment Company LLC

Mamoura A, PO Box 45005

Abu Dhabi, United Arab Emirates

Attention:	Emma Al Jahouri
Director

Dear Sirs,

BMO Nesbitt Burns Inc. (the “Underwriter”) hereby agrees to purchase from Ninety Fourth Investment Company LLC, a limited liability company incorporated in Abu Dhabi, United Arab Emirates (the “Selling Shareholder”), and the Selling Shareholder hereby agrees to sell to the Underwriter, upon and subject to the terms hereof, an aggregate of 24,761,905 common shares (the “Offered Shares”) of the Equinox Gold Corp. (the “Company”) on an underwritten “bought deal” basis at a price of US$5.65 per Offered Share (the “Offering Price”) for aggregate gross proceeds of US$139,904,763.25.

The Underwriter understands that the Company has prepared and filed with each of the Canadian Securities Commissions (as hereinafter defined) the Canadian Base Shelf Prospectus (as hereinafter defined) in respect of common shares, debt securities, subscription receipts, share purchase contracts, units and warrants of the Company, omitting the Shelf Information (as hereinafter defined) in accordance with the Shelf Procedures (as hereinafter defined) and that the Company has received a Dual Prospectus Receipt (as hereinafter defined) for the Canadian Base Shelf Prospectus on October 2, 2024. The term “Canadian Base Shelf Prospectus” means the final short form base shelf prospectus dated October 1, 2024 at the time the Dual Prospectus Receipt was issued with respect thereto in accordance with Canadian Securities Laws (as hereinafter defined), including the Shelf Procedures (as hereinafter defined), and includes all Documents Incorporated by Reference (as defined herein) therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The Company has also prepared and filed a preliminary prospectus supplement relating to the Offering (as hereinafter defined), which excluded certain Shelf Information, with the Canadian Securities Commissions, in accordance with the Shelf Procedures (including the Documents Incorporated by Reference therein, the “Canadian Preliminary Prospectus Supplement”). The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Shelf Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”.

The Underwriter also understands that the Company has prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Canada/U.S. Multijurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 (File No. 333-282467) covering the public offering and sale of the securities qualified under Applicable Securities Laws (as hereinafter defined) by the Canadian Base Shelf Prospectus, including the Offered Shares, under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations of the SEC thereunder (the Canadian Base Shelf Prospectus, together with any Documents Incorporated by Reference therein, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10, the “U.S. Base Prospectus” and such registration statement, including the prospectus contained therein at the time it become effective, as amended or supplemented, and the exhibits thereto and the Documents Incorporated by Reference therein, in the form in which it became effective, is herein called the “Registration Statement”). The Company has also prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement. The Company has also prepared and filed with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions or changes thereto, as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Preliminary Prospectus Supplement”). The U.S. Preliminary Prospectus Supplement, together with the U.S. Base Shelf Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”.

In addition, the Underwriter also understands that the Company will (i) prepare and file, as promptly as practicable and in any event by 5:00 p.m. (Eastern time) on October 4, 2024, with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a final prospectus supplement setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Prospectus Supplement”, and, together with the Canadian Base Shelf Prospectus and the Canadian Preliminary Prospectus Supplement, the “Canadian Prospectus”), and (ii) prepare and file with the SEC, within one Business Day following the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Prospectus Supplement”, and together with the U.S. Base Prospectus, the “U.S. Prospectus”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Shelf Prospectus for which a Dual Prospectus Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Shelf Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information”. The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements” and the U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses”.

Any reference herein to any “amendment” or “supplement” to the U.S. Base Prospectus, the U.S. Prospectus, the Canadian Base Shelf Prospectus or the Canadian Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Commissions or the SEC after the date of such U.S. Base Prospectus, U.S. Prospectus, Canadian Base Shelf Prospectus or Canadian Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the U.S. Securities Act or Canadian Securities Laws, as applicable, and (ii) any such document so filed.

The U.S. Preliminary Prospectus, as supplemented by the Issuer Free Writing Prospectuses (as hereinafter defined), if any, and the information listed in Schedule D hereto, taken together, are hereinafter referred to as the “Pricing Disclosure Package”. For purposes of this Agreement, the “Applicable Time” is 6:00 A.M. (Eastern time) on October 3, 2024.

The Company, the Selling Shareholder and the Underwriter agree that (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriter, or one or more affiliates of the Underwriter, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriter, or one or more affiliates of the Underwriter, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of the Financial Industry Regulatory Authority, Inc (“FINRA”).

In consideration of the services rendered and to be rendered by the Underwriter hereunder, the Selling Shareholder hereby agrees to pay to the Underwriter, at the Closing Time (as hereinafter defined), a cash fee equal to 4.0% of the aggregate gross proceeds of the Offering (the “Underwriting Fee”), the payment of such fee to be reflected by the Underwriter when making payment of the gross proceeds of the sale of the Offered Shares to the Selling Shareholder less the amount of the Underwriting Fee.

This Agreement shall be subject to the following terms and conditions:

Section 1 Interpretation

(1) Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“affiliate” has the meaning given to it in the BCBCA;

“Agreement” means the agreement resulting from the acceptance by the Company and the Selling Shareholder of the offer made by the Underwriter by this underwriting agreement;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” has the meaning given to it in the sixth paragraph of this Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“Bought Deal Marketing Materials” means the document dated October 3, 2024 entitled “Equinox Gold Corp. Secondary Offering of Common Shares” that constitutes the template version of marketing materials that is required to be filed with the Canadian Securities Commissions in accordance with NI 44-102;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia, Toronto, Ontario, and New York, New York;

“Canadian Base Shelf Prospectus” has the meaning given to it in the second paragraph of this Agreement;

“Canadian Offering Documents” means each of the Canadian Prospectus and any Canadian Prospectus Amendment, including the Documents Incorporated by Reference;

“Canadian Preliminary Prospectus” has the meaning given to it in the second paragraph of this Agreement;

“Canadian Preliminary Prospectus Supplement” has the meaning given to it in the second paragraph of this Agreement;

“Canadian Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“Canadian Prospectus Amendment” means any amendment to the Canadian Prospectus, including the Documents Incorporated by Reference;

“Canadian Prospectus Supplement” has the meaning given to it in the fourth paragraph of this Agreement;

“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions, including, but not limited to, the WKSI Blanket Orders;

“CFPOA” has the meaning given to it in Section 7(1)(ii);

“Claims” has the meaning given to it in Section 10(1);

“Closing Date” has the meaning given to it in Section 14;

“Closing Time” has the meaning given to it in Section 14;

“Commission” means the British Columbia Securities Commission;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Equinox Gold Corp.;

“Company Contracts” has the meaning given to it in Section 7(1)(w);

“Credit Facilities” has the meaning given to it in Section 7(1)(p);

“Distribution” means “distribution” or “distribution to the public” as those terms are defined in the Canadian Securities Laws, except for where otherwise specified in this Agreement;

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable, except to the extent that such documents, or certain parts thereof, are modified or superseded by a statement contained in the Prospectuses or Prospectus Supplements or any other document subsequently filed that is also incorporated by reference with the Prospectuses;

“Dual Prospectus Receipt” means the receipt issued by the Commission, which is deemed to also be a receipt of the other Canadian Securities Commissions and evidence of the receipt of the Ontario Securities Commission pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Base Shelf Prospectus and any Canadian Prospectus Amendment, as the case may be;

“EDGAR” means the SEC’s Electronic Document Gathering and Retrieval System;

“Employee Plans” has the meaning given to it in Section 7(1)(o);

“Environmental Laws” has the meaning given to it in Section 7(1)(eee);

“FINRA” has the meaning given to it in the seventh paragraph of this Agreement;

“FCPA” has the meaning given to it in Section 7(1)(ii);

“Form F-X” has the meaning given to it in the third paragraph of this Agreement;

“Governmental Authority” has the meaning given to it in Section 7(1)(ppp);

“Governmental Licenses” has the meaning given to it in Section 7(1)(cc);

“Hazardous Substances” has the meaning given to it in Section 7(1)(eee);

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time;

“Indemnified Party” or “Indemnified Parties” has the meaning given to it in Section 10(1);

“Intellectual Property” has the meaning given to it in Section 7(1)(ll);

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“IT Systems and Data” has the meaning given to it in Section 7(1)(www);

“ITA” means the Income Tax Act (Canada), as amended;

“Lien” has the meaning given to it in Section 7(1)(g);

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Change” has the meaning given to it in Section 7(1)(r);

“Material Adverse Effect” has the meaning given to it in Section 7(1)(g);

“material change” means a material change in or relating to the Company for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Company and the Subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company and includes a decision to implement such a change made by the board of directors of the Company or by senior management who believe that confirmation of the decision by the board of directors of the Company is probable;

“material fact” means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company;

“Material Properties” has the meaning given to it in Section 7(1)(pp);

“Mining Claims” has the meaning given to it in Section 7(1)(tt)(i);

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“Money Laundering Laws” has the meaning given to it in Section 7(1)(kk)(i);

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NYSE American” means the NYSE American LLC;

“Offered Shares” has the meaning given to it in the first paragraph of this Agreement;

“Offering” means the sale of Offered Shares pursuant to this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Person” shall be interpreted broadly and include any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or any other entity;

“Pricing Disclosure Package” has the meaning given to it in the sixth paragraph of this Agreement;

“Prospectus Supplements” has the meaning given to it in the fourth paragraph of this Agreement;

“Prospectuses” has the meaning given to it in the fourth paragraph of this Agreement;

“Purchasers” means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriter pursuant to the Offering;

“Qualifying Jurisdictions” means each of the provinces and territories of Canada other than Québec, and such other jurisdictions to which the Underwriter, the Company and the Selling Shareholder may agree;

“Registration Statement” has the meaning given to it in the third paragraph of this Agreement;

“Returns” has the meaning given to it in Section 7(1)(ggg);

“Sanctioned Country” has the meaning given to it in Section Section 7(1)(jj);

“Sanctions” has the meaning given to it in Section 7(1)(jj);

“SEC” has the meaning given to it in the third paragraph of this Agreement;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval +;

“Selling Firm” has the meaning given to it in Section 2(1);

“Selling Shareholder” has the meaning given to it in the first paragraph of this Agreement;

“Selling Shareholder Information” means in respect of the Selling Shareholder, any information relating solely to the Selling Shareholder and furnished by the Selling Shareholder in writing for use in any of the Registration Statement, the Prospectuses or the Pricing Disclosure Package, it being understood that the only such information consists of the legal name of the Selling Shareholder and the other information about the Selling Shareholder set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package in the sections entitled “Selling Shareholder” and “Selling Securityholders”, as applicable;

“Shelf Information” has the meaning given to it in the fourth paragraph of this Agreement;

“Shelf Procedures” means NI 44-101, NI 44-102 and the WKSI Blanket Orders;

“Subsidiaries” means all of the material subsidiaries of the Company, as set forth in Schedule A of this Agreement;

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Shares;

“Technical Reports” has the meaning given to it in Section 7(1)(qq);

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“TSX” means the Toronto Stock Exchange;

“Underwriter” has the meaning given to it in the first paragraph of this Agreement;

“Underwriter’s Information” means information and statements relating solely to the Underwriter which has been provided by the Underwriter to the Company in writing specifically for use in the Offering Documents, it being understood and agreed that the only such information furnished by the Underwriter consists of the sixth paragraph in the section titled “Plan of Distribution” in the Prospectuses;

“Underwriting Fee” has the meaning given to it in the eighth paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Amended Prospectus” means any amendment or supplement to the U.S. Prospectus;

“U.S. Base Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Offering Documents” means the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Prospectus, any U.S. Amended Prospectus and the Pricing Disclosure Package;

“U.S. Preliminary Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“U.S. Preliminary Prospectus Supplement” has the meaning given to it in the third paragraph of this Agreement;

“U.S. Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Prospectus Supplement” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Registration Statement Amendment” means any amendment to the Registration Statement and any post-effective amendment to the Registration Statement filed with the SEC during the Distribution of the Offered Shares;

“U.S. Securities Act” has the meaning given to it in the third paragraph of this Agreement;

“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder;

“WKSI Blanket Orders” means BC Instrument 44-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers and, as the context requires, each of the other local blanket orders of the Canadian Securities Commissions referred to in the CSA Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements (each as amended or waived from time to time); and

“WKSI Cover Letter” means the well-known seasoned issuer cover letter dated October 1, 2024 filed in compliance with the WKSI Blanket Orders.

(2)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Prospectus.

(3)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4)

All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)	Any reference in this Agreement to “C$” or to “dollars” shall refer to the lawful currency of Canada and any reference to “US$” shall refer to the lawful currency of the United States.

(6)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule A – Subsidiaries

Schedule B – Credit Facilities

Schedule C – Matters to be Addressed in the Company’s Canadian Counsel Opinion

Schedule D – Pricing Terms Included in the Pricing Disclosure Package

Section 2 Distribution of the Offered Shares

(1)

The Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and the Underwriter may determine the remuneration payable to such Selling Firm but at no additional cost to the Selling Shareholder. The Underwriter may offer the Offered Shares, directly and through Selling Firms or any affiliate of the Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to Purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. The Underwriter shall require any Selling Firm appointed by it to agree to the foregoing and the Underwriter shall be responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)

For purposes of this Section 2, the Underwriter shall be entitled to assume that the Offered Shares are qualified for Distribution in any Qualifying Jurisdiction, unless otherwise notified in writing by the Company.

(3)

The Underwriter shall promptly notify the Company and the Selling Shareholder when, in its opinion, the Distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter but in any event within 30 days after completion of the Distribution, a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, if applicable, in the United States.

(4)

The Underwriter shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Selling Shareholder, the Company, its securities or the Offering, other than as set forth in the Offering Documents, any Issuer Free Writing Prospectus or in the Bought Deal Marketing Materials.

(5)

Subject to Section 6, the Underwriter acknowledges that the Company is not taking any steps to qualify the Offered Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities regulatory authority outside of the Offering Jurisdictions.

Section 3 Preparation of Prospectus Supplements; Marketing Materials; Due Diligence

(1)

During the period of the Distribution of the Offered Shares, the Company and the Selling Shareholder shall co-operate with the Underwriter to allow and assist the Underwriter to participate in the preparation of, and allow the Underwriter to approve, acting reasonably, the form and content of, the Prospectus Supplements and any amendments thereto and any Issuer Free Writing Prospectus and shall allow the Underwriter to conduct all “due diligence” investigations which the Underwriter may reasonably require to fulfil its obligations under Applicable Securities Laws as an underwriter and, in the case of the Canadian Prospectus Supplement and any Canadian Prospectus Amendment, to enable the Underwriter to execute any certificate required under Applicable Securities Laws to be executed by the Underwriter.

(2)	Without limiting the generality of clause (1) above, during the distribution of the Offered Shares:

(a)

the Company shall prepare, in consultation with the Underwriter and the Selling Shareholder and in compliance with Applicable Securities Laws, the Bought Deal Marketing Materials, and each of the Company, the Underwriter and the Selling Shareholders shall approve in writing, each acting reasonably, the Bought Deal Marketing Materials prior to the time the Bought Deal Marketing Materials are filed by the Company in accordance with Section 3(2)(b);

(b)

the Company shall file the Bought Deal Marketing Materials on SEDAR+ and on EDGAR as soon as reasonably practical after such marketing materials are so approved in writing by the Company, the Underwriter and the Selling Shareholder, and in any event on or before the day that the Underwriter has specified that the Bought Deal Marketing Materials will be first provided to any potential Purchaser, and, if applicable, any comparables shall be removed from the Bought Deal Marketing Materials in accordance with NI 44-101 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Commission), and the Company shall provide a copy of the Bought Deal Marketing Materials to the Underwriter as soon as practicable following such filing; and

(c)

following the approvals and filings set forth in Section 3(2)(a) or Section 3(2)(b), the Underwriter may provide the Bought Deal Marketing Materials to potential Purchasers and which shall comply with Applicable Securities Laws.

(3)	The Company, the Selling Shareholder and the Underwriter covenant and agree not to provide any potential Purchaser with any marketing materials except for the Bought Deal Marketing Materials.

Section 4 Material Changes

(1)

During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares, the Company covenants and agrees with the Underwriter and the Selling Shareholder that it shall promptly notify the Underwriter and the Selling Shareholder in writing of:

(a)

any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets (including contractual arrangements), liabilities (contingent or otherwise), capital or ownership of the Company and its Subsidiaries (on a consolidated basis);

(b)

any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c)

any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, in each case, which fact or change is, or may reasonably be expected to be, of such a nature as (x) to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect, (y) which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying in any material respect with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale, or (x) which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company; or

(d)

the occurrence of any event as a result of which (i) the Registration Statement or any U.S. Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Prospectus, any U.S. Amended Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2)

The Underwriter agrees, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriter receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the Distribution of the Offered Shares until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(3)

The Company shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriter and the Selling Shareholder with a copy of such Supplementary Material or other document and consulting with the Underwriter and the Selling Shareholder with respect to the form and content thereof.

(4)

If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Company shall, subject to Section 4(3) above, make any such filing under Applicable Securities Laws as soon as possible.

(5)

The Company shall in good faith discuss with the Underwriter and the Selling Shareholder any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5 Deliveries to the Underwriter

(1)	The Company shall deliver or cause to be delivered to the Underwriter and the Selling Shareholder:

(a)	copies of the Canadian Prospectus duly signed as required by the laws of all of the Qualifying Jurisdictions;

(b)	copies of any other document required to be filed by the Company under Canadian Securities Laws, including without limitation the Bought Deal Marketing Materials;

(c)

copies of the Registration Statement, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the Registration Statement;

(d)	copies of any Canadian Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions; and

(e)

any U.S. Registration Statement Amendment or U.S. Amended Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the U.S. Registration Statement Amendment;

provided that with respect to (i) clauses (a), (b) and (d) of this Section 5(1), if the documents are publicly available on SEDAR+, they shall be deemed to have been delivered to the Underwriter and the Selling Shareholder as required by this Section 5(1); and (ii) clauses (b) and (e) of this Section 5(1), if the documents are publicly available on EDGAR, they shall be deemed to have been delivered to the Underwriter and the Selling Shareholder as required by this Section 5(1).

(2)

The Company shall forthwith cause to be delivered to the Underwriter in such cities in the Offering Jurisdictions as it may reasonably request, without charge, such numbers of commercial copies of the Canadian Base Shelf Prospectus and the Canadian Prospectus Supplement and U.S. Prospectus, excluding in each case the Documents Incorporated by Reference, as the Underwriter shall reasonably require. The Company shall similarly cause to be delivered to the Underwriter commercial copies of any Canadian Prospectus Amendment or U.S. Amended Prospectus, excluding in each case the Documents Incorporated by Reference. The Company agrees that such deliveries shall be effected as soon as possible and, in any event not later than 12:00 noon (Eastern time) on the Business Day following the filing of the Canadian Prospectus or Canadian Prospectus Amendment, as applicable, provided that the Underwriter has given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriter and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Shares in compliance with the provisions of this Agreement.

(3)

By the act of having delivered the Offering Documents to the Underwriter (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Company shall have represented and warranted to the Underwriter that all information and statements (except for the Underwriter’s Information and Selling Shareholder Information) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Applicable Securities Laws.

(4)

The Company shall also deliver or cause to be delivered to the Underwriter, concurrently with the execution of this Agreement, a “long form” comfort letter of the Company’s auditors, in form and substance satisfactory to the Underwriter, acting reasonably, addressed to the Underwriter and the directors of the Company, with respect to certain financial and accounting information relating to the Company and its Subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors’ report incorporated by reference in the Prospectuses.

Section 6 Regulatory Approvals

The Company will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement, except for the Underwriting Fee and the other costs and fees to be paid by the Selling Shareholder. The Company will qualify the Offered Shares for offer and sale under the Applicable Securities Laws of the Offering Jurisdictions and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions and (ii) the Underwriter and the Selling Firms shall comply in all material respects with the applicable laws in any such designate jurisdiction in making offers and sales of Offered Shares therein.

Section 7 Representations and Warranties of the Company

(1)	The Company represents and warrants to, and covenants with, the Underwriter as follows:

(a)

The Company is eligible to, and has satisfied all of the applicable conditions, to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and use the exemptions from certain prospectus requirements set out in the WKSI Blanket Orders and on the date of and upon filing of the Canadian Prospectus Supplement there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required. As at the time of filing the WKSI Cover Letter, the Company was not an “ineligible issuer” and is qualified as a “well-known seasoned issuer”, in each case as defined under the WKSI Blanket Orders.

(b)

The Canadian Base Shelf Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Base Shelf Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Base Shelf Prospectus, as of the time of filing thereof, constituted, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Offered Shares and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with the Underwriter’s Information or the Selling Shareholder Information.

(c)

As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus did not, as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with the Underwriter’s Information or the Selling Shareholder Information.

(d)

The Company (including its agents and representatives, other than the Underwriter in its capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the Offering of the Offered Shares that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 3 hereof. Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package as of the Applicable Time, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Issuer Free Writing Prospectus in reliance upon and in conformity with the Underwriter’s Information or the Selling Shareholder Information. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus.

(e)

The Company meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any Offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Shares and at the date hereof, the Company was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act.

(f)

Good Standing of the Company. The Company: (i) is validly existing under the BCBCA and is up-to-date in all material corporate filings and in good standing under the BCBCA; (ii) has all requisite corporate power, authority or capacity to carry on its business as now conducted and to own, lease and operate its properties and assets as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package; (iii) is duly qualified to do business and is in good standing or equivalent status in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except for such jurisdictions where the failure to so qualify or be in good standing would not result in a Material Adverse Effect (as defined herein); and (iv) has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. No acts or proceedings have been taken, instituted or, are pending for the dissolution or liquidation of the Company.

(g)

Good Standing of the Subsidiaries. The subsidiaries (collectively, the “Subsidiaries” and each a “Subsidiary”) set forth in Schedule A are the only subsidiaries of the Company which are material to the Company. Each Subsidiary of the Company: (i) has been duly incorporated in its jurisdiction of incorporation and is up-to-date in all material corporate filings and in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a material adverse effect on (x) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries taken as a whole, or (y) the ability of the Company to consummate the transactions contemplated by this Agreement (a “Material Adverse Effect”) and (ii) has all requisite corporate or similar power and authority to carry on and transact its business as now conducted and to own, lease and operate its properties and assets as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package. The Company, directly or indirectly through subsidiaries, beneficially owns the percentage indicated in Schedule A of the issued and outstanding shares in the capital of the Subsidiaries, free and clear of any mortgage, charge, pledge, hypothec, claim, security interest, assignment, lien (statutory or otherwise), defect, restriction on transfer, restrictive covenant or other encumbrance of any nature, including any arrangement or condition which, in substance, secures payment or performance of an obligation, or any contract or agreement to create any of the foregoing (any “Lien”) except as otherwise set forth in Schedule A. All of such shares in the capital of the Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding securities of the Subsidiaries was issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of any Subsidiary. No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company transferring any of such Subsidiary’s property or assets to the Company and any other Subsidiary of the Company. No acts or proceedings have been taken, instituted or, are pending for the dissolution or liquidation of any of the Subsidiaries.

(h)

Due Authorization. The Company has the necessary corporate power and authority to execute and deliver the Registration Statement, the Prospectuses and the Pricing Disclosure Package and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, the Prospectuses and the Pricing Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the U.S. Securities Act, as applicable.

(i)

Canadian Reporting Issuer; Listing of Common Shares. The Company is a “reporting issuer” in each of the provinces and territories of Canada and is not included in a list of defaulting reporting issuers maintained by any Canadian Securities Commission in each such jurisdiction that maintains such a list and in particular, without limiting the foregoing, the Company has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, no such disclosure has been made on a confidential basis that is still maintained on a confidential basis, and there is no material change relating to the Company which has occurred and with respect to which the requisite material change report has not been filed; the outstanding Common Shares of the Company are registered pursuant to Section 12(b) of the U.S. Exchange Act; the Common Shares are listed and posted for trading on the TSX and the NYSE American, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares of the Company under the U.S. Exchange Act or de-listing the Common Shares from the TSX or the NYSE American, nor has the Company received any notification that the Commission, the TSX or the NYSE American is contemplating terminating such registration or listing. The Company is not in default of any of the listing requirements of the TSX or the NYSE American applicable to the Company.

(j)

Capitalization. As of the date of this Agreement, the Company has an authorized and outstanding capitalization as set forth in the sections of the Registration Statement, the Prospectuses and the Pricing Disclosure Package entitled “Consolidated Capitalization”, and, as of the time of purchase and any additional time of purchase, as the case may be, the Company shall have an authorized and outstanding capitalization as set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package (subject, in each case, to (i) the issuance of Common Shares upon exercise of stock options, or other equity incentive awards, warrants or convertible debentures disclosed as outstanding in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (ii) the grant of options or other equity incentive awards under existing equity incentive plans described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package and (iii) the issuance of Common Shares on the exercise or deemed exercise of such options or other incentive awards); all of the issued and outstanding share capital of the Company, being the Common Shares, have been duly authorized and validly allotted and issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the NYSE American and the TSX.

(k)

Recording of Material Transactions. All of the material transactions of the Company have been promptly and properly recorded or filed in or with its books or records and its minute books contain, in all material respects all of its material transactions, all records of the meetings and proceedings of its directors, shareholders and other committees, if any, since incorporation.

(l)

Agreement Duly Authorized and No Breach of Obligations or Charter. The Company has full corporate power and authority to enter into this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with the terms hereof or thereof, as the case may be, except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles. The execution and delivery by the Company of this Agreement and the performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the organizational documents of the Company or any Subsidiaries or (ii) result in the creation or imposition of any lien, charge or encumbrance upon any of the assets of the Company or any Subsidiaries pursuant to the terms or provisions of, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under any contract to which the Company or any Subsidiaries is a party or by which the Company or any Subsidiaries or any of their properties is bound or affected, or (iii) violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or any Subsidiaries, except in the case of clauses (i) and (ii) above, as could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect. This Agreement conforms in all material respects to the description thereof contained in the Registration Statement, the Prospectuses and the Pricing Disclosure Package.

(m)

The Shares. When issued in connection with the conversion of the Company’s 5.00% convertible notes due October 12, 2024, the Offered Shares were duly and validly allotted and issued, fully paid and non-assessable.

(n)

Financial Statements. The audited consolidated financial statements of the Company and the notes thereto together with the independent auditors’ report thereon and the unaudited interim consolidated financial statements together with the notes thereto, included or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, present fairly in all material respects the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and any consolidated Subsidiaries; such financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods involved; the other financial and statistical information relating to the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package and the books and records of the Company.

(o)

Employee Benefits. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and Employee Plans (as defined herein) payments of the Company and any Subsidiaries have been recorded in conformity, in all material respects, with IFRS and comply in all material respects as to form with the applicable accounting requirements of the U.S. Exchange Act and Canadian Securities Laws, and are reflected on the books and records of the Company. There are no outstanding violations or defaults under the Company’s Employee Plans nor any actions, suits, claims, trials, demands, investigations, arbitration proceedings or other proceedings pending or threatened with respect to any of the Company’s Employee Plans that would, individually or in the aggregate, have a Material Adverse Effect. The execution, delivery and performance of this Agreement by the Company will not constitute an event or condition under any Employee Plan that entitles any employee or former employee to a payment, promise of payment, acceleration of vesting or any other benefit to which that individual would not otherwise be entitled. As used herein, “Employee Plans” means any (i) pension, retirement, deferred compensation, savings, profit-sharing, stock option, stock purchase, bonus, incentive, vacation pay, severance pay, supplemental unemployment benefit, employee assistance, death benefit or other employee or post-retirement benefit plan, trust, arrangement, contract, agreement, policy or commitment (including any arrangement to provide pension benefits in excess of the maximum amounts which are allowed under the ITA to be provided through a registered pension plan) from which present or former employees, officers and directors, individuals working on contract with the Company or any Subsidiaries, or individuals providing services to the Company or any Subsidiaries of a kind normally performed by employees benefit or have the potential to benefit, or (ii) group or individual insurance policy or coverage (including self-insured coverage) for accident and sickness or life insurance (including any individual insurance policy under which any present or former employee, officer or director of the Company or any Subsidiaries, as applicable, is the named insured and as to which the Company or any Subsidiaries makes premium payments, whether or not the Company or any Subsidiaries is the owner, beneficiary or both of that policy), or other insured or covered expense reimbursement coverage, from which present or former employees, officers or directors of the Company or any Subsidiaries benefit or have the potential to benefit.

(p)

No Outstanding Debt. Except as disclosed in the Registration Statement, the Prospectuses, the Pricing Disclosure Package and in Schedule B, the Company does not have any outstanding debentures, notes, mortgages or other indebtedness that is material to the Company. For the purpose of this Section 7(1)(p), “Credit Facilities” means the Scotia Credit Agreement and the Debentures (as such terms are defined in Schedule B). With respect to the Credit Facilities, there is no Default or Event of Default (as such terms are defined under the Credit Facilities) which has occurred and is continuing under the Credit Facilities.

(q)

No Material Liabilities or Obligations. The Company and the Subsidiaries do not have any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding, except: (i) as disclosed or contemplated in the Registration Statement, the Prospectuses, the Pricing Disclosure Package and in Schedule B; or (ii) as incurred in the ordinary course of business and which do not, individually or in the aggregate, have a Material Adverse Effect.

(r)

No Material Adverse Changes. Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company and any Subsidiaries taken as a whole, (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, in any such case that is material to the Company and any Subsidiaries taken as a whole, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and any Subsidiaries, taken as a whole (each a “Material Adverse Change”); since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and any Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package.

(s)

Independent Accountant. To the knowledge of the Company, KPMG LLP is independent in accordance with the rules of professional conduct applicable to auditors in Canada, Canadian Securities Laws, the U.S. Securities Act, the U.S. Exchange Act and the rules of the Public Company Accounting Oversight Board (United States), and there has not been any reportable event (within the meaning of NI 51-102) with such auditors with respect to audits of the Company.

(t)

Disclosure Controls. The Company has devised and maintains a system of disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act and Canadian Securities Laws) that comply with the requirements of the U.S. Exchange Act and Canadian Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to the management of the Company, including the chief executive officer and the chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and such disclosure controls and procedures are effective.

(u)

Internal Control Over Financial Reporting and Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company believes that the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act and Canadian Securities Laws) is effective and the Company is not aware of any material weakness in its internal control over financial reporting.

(v)

No Change in the Company’s Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(w)

No Defaults; No Violation. Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, neither the Company nor any Subsidiaries are in material violation or material default of, nor will the execution of this Agreement, and the performance by the Company of its obligations hereunder, result in any material breach or material violation of, or be in conflict with, or constitute a material default under, or create a state of facts which after notice or lapse of time, or both, would constitute a material default under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the imposition of any Lien upon any property or assets of the Company or any Subsidiaries pursuant to (i) any term or provision of the constating documents of the Company or any Subsidiaries or any resolution of the directors or shareholders of the Company or any Subsidiaries; (ii) any contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease (including for real property) or license to which the Company or any Subsidiaries is a party or bound or to which any of the business, operations, property or assets of the Company or any Subsidiaries is subject (collectively “Company Contracts”); or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any Subsidiaries or their respective businesses, operations or assets, of any court, arbitrator, Governmental Authority (as defined herein) including any Canadian Securities Commission or other authority having jurisdiction over the Company or any of its Subsidiaries.

(x)

Off-Balance Sheet Transactions. There are no business relationships, related-party transactions or off-balance sheet transactions involving the Company or any other person required to be described in the Registration Statement, the Prospectuses or the Pricing Disclosure Package which have not been described as required under IFRS; and there are no material contracts or other material documents that are required to be described in the Registration Statement, the Prospectuses or the Pricing Disclosure Package under applicable securities laws which have not been described therein.

(y)

Material Contracts. All material Company Contracts have been made available to the Underwriter in the Company’s data room, and all material Company Contracts are valid and binding obligations of the Company or any Subsidiaries, and are in good standing; and (i) no event of default or event which after the giving of notice or the lapse of time or both would constitute an event of default, has occurred and is outstanding under any material Company Contracts; (ii) the Company and the Subsidiaries, if any, have no knowledge of any default by the other parties to each material Company Contract; and (iii) the Company and the Subsidiaries, if any, have not waived any material rights under any material Company Contract.

(z)

Transfer Agent and Registrar. Computershare Investor Services Inc. (or its affiliate) at its principal office in the cities of Vancouver, British Columbia, Toronto, Ontario and New York, New York is the duly appointed registrar and transfer agent of the Company with respect to its Common Shares.

(aa)

Legal Proceedings. Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, there is no litigation, arbitration or governmental or other proceeding, suit or investigation at law or in equity before any court or arbitrator or before or by any federal, provincial, state, municipal or other governmental or public department, commission, board, agency or body, domestic or foreign, in progress, pending or, to the knowledge of the Company, threatened against, or involving the assets, properties or business of, the Company or any Subsidiaries which is material or which would adversely affect the consummation of the transactions contemplated by this Agreement in any material respect or the performance by the Company of its obligations hereunder; to the Company’s knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and the aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiaries are a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement, the Prospectuses or the Pricing Disclosure Package, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect.

(bb)

Supplier Matters. No supplier of the Company or any Subsidiaries has notified the Company or any Subsidiaries in writing, and to the knowledge of the Company, there is no reason to believe, that any such supplier will not continue dealing with the Company or any Subsidiaries on substantially the same terms as presently conducted, subject to changes in pricing and volume in the ordinary course.

(cc)

Compliance with Law; All Requisite Governmental Licenses. Except as would not result in a Material Adverse Effect or as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (i) the Company and any Subsidiaries are conducting their businesses in compliance with all applicable laws, rules and regulations of each jurisdiction in which their business is carried on, (ii) the Company and any Subsidiaries possess such permits, certificates, licenses, approvals, exemptions, consents, registrations and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies or other organizations currently necessary to own, lease, or maintain any mining rights and to conduct the business now operated by the Company and any Subsidiaries and the Company expects any additional Governmental Licenses that are required to carry out its and any Subsidiaries’ planned business activities to be obtained in the ordinary course; (iii) the Company and any Subsidiaries are and will be in compliance with the terms and conditions of all such Governmental Licenses; (iv) all of the Governmental Licenses are valid and in full force and effect; (v) neither the Company nor any Subsidiaries have received a notice of non-compliance or revocation in respect of any such laws, rules, regulations or a notice advising of the refusal to grant any or Governmental License that has been applied for or is in process of being granted.

(dd)

Labor Matters. (i) The Company and its Subsidiaries, if any, are in compliance in all material respects with the provisions of applicable federal, provincial, state, local and foreign laws and regulations respecting employment; (ii) no labor dispute with the employees of the Company and any Subsidiaries exists or is pending or, to the knowledge of the Company, threatened or imminent, and the Company has no knowledge of any existing or imminent labor disturbance by the employees of the Company’s and any Subsidiaries’ principal suppliers and contractors, which in either case, may have or result, individually or in the aggregate, in a Material Adverse Effect; (iii) the labor relations of the Company and its Subsidiaries, if any, are satisfactory; and (iv) no collective agreement or collective bargaining agreement or modification thereof has expired and none is currently being negotiated by the Company or any Subsidiaries.

(ee)

No Work Stoppage or Interruptions. Except as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, there has not been in the last two years and there is not currently any actions, proceedings, inquiries, disruptions, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or persons, that are ongoing or anticipated which had or may have a Material Adverse Effect on the ability to explore, develop and operate the Material Properties (as defined herein).

(ff)

Employee Plans. Other than usual and customary health and related benefit plans for employees, the Registration Statement, the Prospectuses and the Pricing Disclosure Package disclose to the extent required by applicable securities laws each Employee Plan, each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(gg)

Employment Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect (i) there are no workers’ compensation claims pending against the Company or any Subsidiaries; and (ii) to the knowledge of the Company (A) none of the executive officers of the Company or any Subsidiaries described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package has any plans to terminate his or her employment, (B) none of the executive officers of the Company or any Subsidiaries described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package is subject to any secrecy or non-competition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such executive officer to carry out fully all activities of such executive officer in furtherance of the Company’s or any Subsidiaries’ business, and (C) none of the executive officers of the Company or any Subsidiaries described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package or any other employee or former employee of the Company or any Subsidiaries has any claim with respect to any Intellectual Property (as defined herein) rights of the Company.

(hh)

Health and Safety Standards. To the knowledge of the Company, all activities on the properties of the Company and any Subsidiaries have been conducted in all material respects in accordance with good engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with in all material respects on the properties of the Company and any Subsidiaries.

(ii)

Compliance with Anti-Corruption Laws. None of the Company, any Subsidiaries or any director or officer of the Company or any Subsidiaries or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or any applicable law of similar effect of another jurisdiction, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(jj)

No Conflicts with Sanctions Laws. Neither the Company nor any Subsidiaries, nor, to the knowledge of the Company, any director or officer of the Company or any Subsidiaries, any agent, employee or representative of the Company or any Subsidiaries, affiliate or other person associated with or acting on behalf of the Company or any Subsidiaries is currently subject to any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, His Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, Sudan, Burma, North Korea, Syria, Russia, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and any other territory or region of Ukraine currently under the asserted control of Russia, recognized by Russian, or subject to territorial claims by Russia (each, a “Sanctioned Country”). For the past five years, the Company and any Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(kk)	Compliance with Anti-Money Laundering Laws.

(i)

The operations of the Company and any Subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court, Governmental Authority or arbitrator involving the Company or any Subsidiaries with respect to Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ii)

None of the Company or any Subsidiaries, or, to the knowledge of the Company, any director or officer of the Company or any Subsidiaries, any agent, employee, affiliate or other person acting on behalf of the Company or any Subsidiaries has (A) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (B) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof.

(ll)

Intellectual Property. (i) The Company and its Subsidiaries, if any, own or have the right to use all patents, patent rights, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names and other intellectual property (collectively, “Intellectual Property”) and all technology used or held for use in the conduct of the business now operated by them without any conflict with or infringement upon the rights of others, in each case with such exceptions as would not, individually or in the aggregate, result in a Material Adverse Effect and subject to limitations contained in any applicable license agreement; (ii) to the knowledge of the Company, there is no material infringement by third parties of such Intellectual Property; and (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company’s or any Subsidiaries’ rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company or any Subsidiaries, and the Company has no knowledge of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim in each case, except as would not, individually or in the aggregate, result in a Material Adverse Effect.

(mm)

No Stabilization. Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Rule 144 under the U.S. Securities Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Offered Shares.

(nn)

No Consents Required. Except for any consents and approvals (i) described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (ii) as have been obtained and are in full force and effect, (iii) as may be required under the rules of the NYSE American and the TSX on or before the Closing Date, or (iv) as may be required under state securities or blue sky laws of the various jurisdiction in which the Offered Shares are being offered, the distribution of the Offered Shares and the consummation of the transactions as contemplated by this Agreement do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority including stock exchange or securities commission or other third party to be obtained by the Company.

(oo)

Real Property. The Company and its Subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the Prospectuses or the Pricing Disclosure Package or (B) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries; and all of the leases, subleases and agreements in real property (other than mining claims, mineral or exploration concessions and other mineral property rights) material to the business of the Company or any Subsidiaries, and under which the Company or any Subsidiaries have an interest as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, are in full force and effect, and neither the Company nor any Subsidiaries have received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiaries under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or any Subsidiaries to the continued possession of the property under any such lease, sublease, or agreement, except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package.

(pp)

Material Properties. The Company’s (i) Mesquite Mine located in California, United States, (ii) Castle Mountain Gold Mine in California, United States, (iii) Los Filos Mine Complex in Guerrero, Mexico, (iv) Aurizona Gold Mine in Maranhão, Brazil, (v) Fazenda Mine in Bahia, Brazil, (vi) Santa Luz Mine in Bahia, Brazil and (vii) Greenstone Mine in Ontario, Canada (collectively, the “Material Properties”) are the only properties that are material to the Company.

(qq)

Technical Reports. The Company is in material compliance with the provisions of NI 43-101 and has filed all technical reports in respect of the Material Properties required thereby (the “Technical Reports”), which technical reports remain current as at the date hereof and comply in all material respects with the requirements of NI 43-101 and there is no new material scientific or technical information concerning the Material Properties that would require a new technical report in respect thereof to be issued under NI 43-101. The estimates of the mineral resources and mineral reserves of the Material Properties as disclosed by the Company and as provided for in the Technical Reports have been prepared in accordance with Canadian industry standards set forth in NI 43-101; and the method of estimating the mineral resources and mineral reserves has been verified by mining experts who are “qualified persons” (within the meaning of NI 43-101) and the information upon which the estimates of mineral resources and mineral reserves were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof. All statements of fact relating to the Company, the Subsidiaries and their activities contained in the Technical Reports are true and accurate as of the date thereof and no such fact has been omitted therefrom (or information withheld) the omission of which would make any statement of fact therein misleading.

(rr)

Technical Information; Technical Report Authors. The information set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package relating to the Material Properties has been reviewed and verified by the authors described under the heading “Interests of Experts” in the Registration Statement and the Prospectuses and, in all cases, the information has been prepared in accordance with Canadian industry standards set forth in NI 43-101. Furthermore, no material information was withheld from the authors of the Technical Reports for the purposes of preparing those reports.

(ss)

Scientific and Technical Projections. To the knowledge of the Company, the projected capital and operating costs and projected production and operating results relating to the Material Properties, as summarized in the Technical Reports and disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package are reasonable in all material respects, subject to the assumptions, qualifications, limitations, risks and uncertainties stated therein.

(tt)	Mining Claims.

(i)

Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (i) the Company or one of its Subsidiaries is the owner of the material prospecting, exploration, development, ingress, egress, access and surface rights, mining and mineral rights, concessions, claims, licenses, leases, permits, consents, approvals and authorizations in respect of the Material Properties (“Mining Claims”) necessary to carry on their current development, operation, exploration and maintenance activities at the Material Properties; and (ii) Mining Claims held by the Company or its Subsidiaries cover the properties required by the Company and any Subsidiaries for such purposes as contemplated by the Technical Reports.

(ii)

All assessments or other work required to be performed in relation to such Mining Claims in order to maintain the interests of the Company and any Subsidiaries therein have been performed to date and the Company and its Subsidiaries have complied in all material respects with all applicable governmental laws, regulations and policies in this regard as well as with all legal or contractual obligations to third parties in this regard. All Mining Claims of the Company and any Subsidiaries are in good standing, are valid and enforceable, are free and clear of any material Liens and no material royalty is payable in respect of any of them, except as set out in the Registration Statement, the Prospectuses and the Pricing Disclosure Package. Except as set out in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, no other property rights are necessary for the current conduct of the Company’s and any Subsidiaries’ business and there are no material restrictions on the ability of the Company or any Subsidiaries to use, transfer or otherwise exploit any such property rights except as required by applicable law.

(uu)

Exploration Rights. The Company and its Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the Material Properties granting, to the extent applicable, the Company and any Subsidiary the right and ability to explore for the natural resources located thereon, including minerals, as are appropriate in view of the rights and interest therein of the Company or any Subsidiary, if applicable, with only such exceptions as do not materially interfere with the use made by the Company or any Subsidiary, if applicable, of the rights or interest so held; the Company and its Subsidiaries do not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights related to the Material Properties other than, in all such cases, as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package.

(vv)

Matters Related to Local, Native and Indigenous Groups. To the knowledge of the Company, there are no claims or actions with respect to aboriginal or native rights currently threatened or pending in respect of the Material Properties that would have a Material Adverse Effect on the Company. The Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the Material Properties, and no material dispute in respect of such properties with any local or aboriginal or native group exists or, to the knowledge of the Company, is threatened or imminent with respect thereto or activities thereon, other than claims, actions or disputes that would not have a Material Adverse Effect on the Company.

(ww)

Community Relationships, Artisanal Miners. The Company and the Subsidiaries maintain good relationships with the communities and persons affected by or located on the Material Properties in all material respects, and except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop and operate the Material Properties, and the Company and the Subsidiaries do not anticipate any material issues or liabilities to arise in respect of artisanal mining activity that would adversely affect the ability to explore, develop and operate the Material Properties.

(xx)

Government Relationships. The Company and the Subsidiaries maintain a good working relationship with all Governmental Authorities in the jurisdictions in which the Material Properties are located, or in which such parties otherwise carry on their business or operations. All such government relationships are intact and mutually cooperative and, to the knowledge of the Company, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Company or the Subsidiaries from conducting its business and all activities in connection with the Material Properties as currently conducted or proposed to be conducted and there exists no actual or, to the knowledge of the Company, threatened termination, limitation, modification or material change in the working relationship with any Governmental Authorities.

(yy)

No Expropriation. No part of the Material Properties, Mining Claims or Governmental Licenses have been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Company, been commenced, threatened or is pending, nor does the Company have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(zz)

Delays Related to Company Projects. To the knowledge of the Company, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop or operate the Material Properties in a manner that would have a material impact on the Company.

(aaa)

No Transactions with Insider Interest. Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, none of the directors, officers or employees of the Company, any known holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company or any Subsidiaries.

(bbb)

Director and Officer Service Prohibitions. To the knowledge of the Company, none of the Company’s directors or officers is now, or has ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange (including the NYSE American and the TSX).

(ccc)

No Non-Arm’s Length Agreements. Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, the Company and any Subsidiaries are not a party to or bound by, and none of the business, operations, property or assets of the Company or any Subsidiaries is subject to, any material non-arm’s length agreements or arrangements other than on terms and at a price that would have applied if the parties had been dealing at arm’s length.

(ddd)

No Prohibitions on Dividends. Except as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package and subject to applicable law, the Company is not currently prohibited directly or indirectly, from paying any dividends or from making any other distributions on its share capital.

(eee)

Compliance with Environmental Laws. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company or any of its Subsidiaries (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company or any Subsidiaries are or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiaries, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect; there has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiaries have knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; there is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiaries, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; no property of the Company or any Subsidiaries is subject to any Lien under any Environmental Law; except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, neither the Company nor any Subsidiaries are subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(fff)

Costs and Liabilities related to Compliance with Environmental Laws. To the knowledge of the Company, the Company and its Subsidiaries are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration or mining activities) or noncompliance with Environmental Laws (as defined herein) that could reasonably be expected to have a Material Adverse Effect.

(ggg)

Tax Matters. The Company and any Subsidiaries have (i) timely filed (or has had timely filed on its behalf) all returns, declarations, reports, estimates, information returns, elections and statements (“Returns”) required to be filed with or sent to any taxing authority having jurisdiction since incorporation or organization and all such Returns have, in all material respects, been prepared in accordance with the provisions of all applicable legislation and are true, correct and complete in all material respects; (ii) timely and properly paid (or has had paid on its behalf), all governmental taxes and other charges due or claimed to be due by a Governmental Authority (including all instalments on account of taxes for the current year); and (iii) has properly withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any governmental taxes or other charges.

(hhh)

Voting Agreements. Except as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, the Company has not been notified of, nor is it a party to, any shareholders’ agreement, voting agreement, investor rights agreement or other agreement which in any manner affects the voting or control of any securities of the Company.

(iii)	Stock Exchange Approval. The Offered Shares have been approved for listing and trading on the NYSE American and the TSX.

(jjj)

No Suspension of Trading. No order, ruling or determination having the effect of suspending the sale or ceasing the trading or distribution of the Common Shares or any other securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, threatened, under any applicable Canadian, U.S. or other securities laws.

(kkk)

Insurance. Policies of insurance issued by insurers of recognized financial responsibility are maintained in respect of the operations, properties and assets, employees, directors and officers of the Company and any Subsidiaries in such amounts and covering such risks as are prudent and customary in the businesses in which they are engaged, and such policies of insurance will be maintained for the benefit of the Company and any Subsidiaries. All such policies of insurance are in full force and effect and no material default exists under such policies of insurance as to the payment of premiums or otherwise under the terms of any such policy, there are no claims by the Company or any Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; and the Company has no knowledge that it will not be able to renew the Company’s or any Subsidiaries’ existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business. The Company and its Subsidiaries, if any, have not been denied any insurance coverage which they have sought or for which they have applied.

(lll)

Minute Books and Corporate Records. Copies of the minute books and records of the Company and any Subsidiaries that have been made available to counsel for the Underwriter in connection with their due diligence investigation in respect of the Offering hereby constitute all of the minute books and records of such entities and contain copies of all proceedings (or certified copies thereof) in respect of matters of the shareholders (or equivalent), the boards of directors (or equivalent) and all committees of the boards of directors (or equivalent) of the Company and any Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings in respect of matters of the shareholders (or equivalent), board of directors (or equivalent) or any committees of the board of directors (or equivalent) of the Company and any Subsidiaries to the date of review of such corporate records and minute books not reflected in such minutes and other records other than those in respect of which no material corporate matter or business was approved or transacted.

(mmm)

No Commissions or Finder’s Fees. Except as contemplated hereby, none of the Company nor any Subsidiary is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against any of them or the Underwriter for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by this Agreement or the sale of the Offered Shares.

(nnn)

Significant Acquisition. Except as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, no acquisition has been made by the Company or any Subsidiaries during the three most recently completed fiscal years that would be a “significant acquisition” for the purposes of Canadian Securities Laws, and no proposed acquisition by the Company or any Subsidiaries has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that, if completed by the Company or any Subsidiaries at the date of the Canadian Base Shelf Prospectus, would be a “significant acquisition” for the purposes of Canadian Securities Laws, in each case, that would require the prescribed disclosure in the Canadian Base Shelf Prospectus pursuant to such laws.

(ooo)

Forward-Looking Statements. The Company has a reasonable basis for disclosing any forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act) and any forward-looking information (within the meaning of Canadian Securities Laws) contained or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package and is not, as of the date hereof, required to update any such forward looking information pursuant to NI 51-102, and such forward looking information contained in the Registration Statement, the Prospectuses and the Pricing Disclosure Package reflects the best currently available estimates and good faith judgments of the management of the Company, as the case may be, as to the matters covered thereby.

(ppp)

Change of Law. The Company has no knowledge of any pending or contemplated change to any law, regulation or position of any governments, regulatory authorities, governmental departments, agencies, stock exchanges, commissions (including the Canadian Securities Commissions), bureaus, officials, ministers, crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power (each, a “Governmental Authority”) that would reasonably be expected to have a Material Adverse Effect.

(qqq)

No Pre-emptive Rights. Except as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, the Company has no outstanding warrants, options to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell any Common Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Shares or any other security of the Company; except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, no person has any rights to require registration or qualification under the U.S. Securities Act or the Canadian Securities Laws of any security in connection with the offer and sale of the Offered Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(rrr)

Investment Company. The Company is not required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and is not an entity “controlled” by an “investment company” within the meaning of such act.

(sss)

No Transfer Taxes. There are no transfer taxes or similar fees or charges under Canadian or United States federal law or the laws of any state, province or any political subdivision thereof required to be paid in connection with the execution, delivery and performance of this Agreement or the sale by the Selling Shareholder of the Offered Shares.

(ttt)

No Stamp Duty, Registration or Documentary Taxes. There are no stamp duties, fees, registration or documentary taxes, duties or other similar charges payable (either by direct assessment or withholding) under Canadian or United States federal law or the laws of any state, province or any political subdivision thereof in connection with: (i) the execution and delivery of this Agreement; (ii) the enforcement or admissibility in evidence of this Agreement; (iii) the sale and delivery to the Underwriter of the Offered Shares; or (iv) the sale of the Offered Shares through the Underwriter to U.S. residents.

(uuu)

Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications except as any such failure could not reasonably be expected to have a Material Adverse Effect.

(vvv)

Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement, the Prospectuses and the Pricing Disclosure Package are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(www)

Cybersecurity. (i)(x) Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, there has been no material security breach or other compromise of or relating to any of the Company’s or any Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) neither the Company nor any Subsidiaries has been notified of, and has knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company and the Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; (iii) the Company and the Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company and the Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(xxx)

Accurate Disclosure. The statements set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package under the headings “Certain U.S. Federal Income Tax Considerations”, “Certain Canadian Federal Income Tax Considerations”, “Description of Securities”, “Consolidated Capitalization”, “Eligibility for Investment” and “Enforceability of Certain Civil Liabilities”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings. The rights, privileges, restrictions, conditions and other terms attaching to the Common Shares of the Company conform in all material respects to the description thereof contained in the Registration Statement, the Prospectuses and the Pricing Disclosure Package.

(yyy)

Lending Relationship with the Underwriter; Repayment of Debts. Except as disclosed in the Registration Statement, the Prospectuses or the Pricing Disclosure Package, neither the Company nor any Subsidiaries has any material lending or other relationship with any bank or lending affiliate of the Underwriter.

(zzz)	Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act.

Any certificate signed by any officer of the Company and delivered to the Underwriter or to counsel for the Underwriter shall be deemed a representation and warranty by the Company, as the case may be, to the Underwriter as to the matters covered thereby.

Section 8 Representations and Warranties of the Selling Shareholder

(1)	The Selling Shareholder represents and warrants to the Underwriter and to the Company that:

(a)

it is and has been duly organized and is validly existing under the laws of the jurisdiction of its formation, and has all power and authority necessary to own the Offered Shares to be sold by it to the Underwriter and to enter into and perform its obligations under this Agreement;

(b)	this Agreement has been duly authorized, executed and delivered by or on behalf of the Selling Shareholder;

(c)

the sale of the Offered Shares to be sold by the Selling Shareholder hereunder and the execution and delivery by the Selling Shareholder of, and the compliance by the Selling Shareholder with this Agreement, and the consummation of the transactions herein contemplated will not (A) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Selling Shareholder is a party or by which the Selling Shareholder is bound or to which any of the property or assets of the Selling Shareholder is subject, (B) result in any violation of the provisions of the organizational documents of the Selling Shareholder, or (C) result in any violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Selling Shareholder or any property of the Selling Shareholder, except, in each case, as would not reasonably be expected to materially impact such Selling Shareholder’s ability to perform its obligations under this Agreement;

(d)

no consent, approval, authorization, order, registration or qualification of or with any court or governmental body or agency is required for the performance by the Selling Shareholder of its obligations under this Agreement, and the consummation by the Selling Shareholder of the transactions contemplated by this Agreement, in connection with the Offered Shares to be sold by the Selling Shareholder hereunder, except (A) such as have been already obtained or as may be required under the U.S. Securities Act, the rules and regulations of the SEC thereunder, the U.S. Exchange Act, the rules of the NYSE American or TSX, state securities laws or Blue Sky laws or the rules of the FINRA, (B) such as have been already obtained or as may be required under the Canadian Securities Laws, (C) such as have been obtained under the laws and regulations of jurisdictions outside the United States in which the Offered Shares were offered and (D) where the failure to obtain such consent, approval, authorization, order, registration, qualification or decree would not reasonably be expected to materially impact such Selling Shareholder’s ability to perform its obligations under this Agreement;

(e)

(A) on the Closing Date, the Selling Shareholder will have beneficial ownership of the Offered Shares to be sold by it, free and clear of any Liens; (B) the Selling Shareholder has, and will have, on the Closing Date, the full right, power and authority to sell, assign, transfer and deliver the Offered Shares to be sold by it to the Underwriter hereunder; and (C) upon delivery of the Offered Shares to be sold by it and payment of the Offering Price, the Underwriter will obtain beneficial ownership of the Offered Shares to be acquired from the Selling Shareholder, free and clear of any Lien;

(f)

the Selling Shareholder has not taken and will not take, directly or indirectly, any action that is designed to or that could reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares;

(g)	other than as contemplated hereby, there is no person acting at the request of the Selling Shareholder who is entitled to any brokerage or agency fee in connection with the sale of the Offered Shares;

(h)

none of the Registration Statement, the Prospectuses or the Pricing Disclosure Package or any amendments or supplements thereto includes any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that the representations and warranties set forth in this subsection apply only to statements or omissions made in the Registration Statement, the Prospectuses or the Pricing Disclosure Package or any amendment or supplement that are made in reliance upon and in conformity with the Selling Shareholder Information;

(i)

the Selling Shareholder will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the target of Sanctions, in violation of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country in violation of Sanctions or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as initial purchaser, advisor, investor or otherwise) of Sanctions in violation of Sanctions;

(j)

each delivery of the Registration Statement, the Prospectuses and the Pricing Disclosure Package to the Underwriter by the Company in accordance with this Agreement will constitute a representation and warranty of the Selling Shareholder to the Underwriter that at the respective times of delivery, the Selling Shareholder Information as applicable to the Selling Shareholder are true and correct in all material respects and contain no misrepresentation; and

(k)

the Selling Shareholder is not (i) an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan or account subject to Section 4975 of the Internal Revenue Code of 1986, as amended or (iii) an entity deemed to hold “plan assets” of any such plan or account under Section 3(42) of ERISA, 29 C.F.R. 2510.3-101, or otherwise.

Section 9 Representations, Warranties and Covenants of the Underwriter

(1)	The Underwriter hereby represents and warrants to the Company and the Selling Shareholder that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2)	The Underwriter hereby covenants and agrees with the Company and the Selling Shareholder to the following:

(a)

Compliance with Securities Laws. The Underwriter will offer the Offered Shares for sale to the public in Canada and the United States, directly (including through any affiliate of the Underwriter) and through the Selling Firms, only in compliance with all Applicable Securities Laws, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement and will offer the Offered Shares for sale to the public outside of Canada and the United States, directly (including through any affiliate of the Underwriter) and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Offered Shares, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement. The Underwriter shall not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any Offering Documents so as to require registration of the Offered Shares or filing of a prospectus or registration statement with respect to the Offered Shares or compliance by the Company with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction other than the Offering Jurisdictions and the Underwriter shall not make any representations or warranties with respect to the Company or the Offered Shares, other than as set forth in the Offering Documents.

(b)	Completion of Distribution. The Underwriter will use its commercially reasonable efforts to complete the Distribution of the Offered Shares as promptly as possible after the Closing Time.

Section 10 Indemnity, Contribution and Limitation of Liability

(1)

The Company hereby covenants and agrees to indemnify and save harmless the Underwriter and its subsidiaries and affiliates, and each of their respective directors, officers, employees, partners, agents and shareholders (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits or other consequential damages), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that is made or threatened against any Indemnified Party or in enforcing their rights under this Section 10 (each, a “Claim” and collectively, the “Claims”) to which an Indemnified Party becomes subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of, are based upon or are a consequence of, directly or indirectly:

(a)

(i) any information or statement contained in any Offering Document which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained in an Offering Document, in any Issuer Free Writing Prospectus, or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company will not be liable in any such case to the extent such liabilities, claims, losses, costs, damages and expenses arise out of or are based upon any such misrepresentation or alleged misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the Underwriter’s Information or the Selling Shareholder Information;

(b)

any omission or alleged omission to state in an Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act any material fact required to be stated in such document or necessary to make any statement, in light of the circumstances under which they were made, in such document not misleading; provided, however, that the Company will not be liable in any such case to the extent such liabilities, claims, losses, costs, damages and expenses arise out of or are based upon any such omission or alleged omission made therein in reliance upon and in conformity with the Underwriter’s Information or the Selling Shareholder Information;

(c)

any order made or any enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any actual or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated or necessary to make any statement not misleading in light of the circumstances under which it was made or any misrepresentation or alleged misrepresentation contained in or omitted from any Offering Document, any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act preventing or restricting the trading in or the sale or distribution of the Offered Shares; provided, however, that the Company will not be liable in any such case to the extent such order made or any enquiry, investigation or proceedings arise out of or are based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the Underwriter’s Information and the Selling Shareholder Information;

(d)	the non-compliance or alleged non-compliance by the Company with any requirement of Applicable Securities Laws relating to or connected with the Distribution of the Offered Shares; or

(e)	any breach by the Company of any of its representations, warranties, covenants or obligations to be complied with under this Agreement,

and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim; except that, if and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that a Claim was caused by or resulted from an Indemnified Party’s breach of this Agreement or breach of applicable laws, or the fraud, negligence or willful misconduct of the Indemnified Party claiming indemnity, such Indemnified Party shall reimburse any funds advanced by the Company to such Indemnified Party in respect of such Claim and thereafter this Section 10(1) shall cease to apply to such Indemnified Party in respect of such Claim.

(2)

The Selling Shareholder hereby covenants and agrees to indemnify and save harmless the Indemnified Parties from and against any and all Claims to which an Indemnified Party becomes subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of, are based upon or are a consequence of, directly or indirectly:

(a)

(i) any information or statement contained in any Offering Document which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained in an Offering Document, in any Issuer Free Writing Prospectus, or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case only to the extent such liabilities, claims, losses, costs, damages and expenses arise out of or are based upon any such omission or alleged omission made therein in reliance upon and in conformity with the Selling Shareholder Information;

(b)

any omission or alleged omission to state in an Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act, any material fact required to be stated in such document or necessary to make any statement, in light of the circumstances under which they were made, in such document not misleading, in each case only to the extent such liabilities, claims, losses, costs, damages and expenses arise out of or are based upon any such omission or alleged omission made therein in reliance upon and in conformity with the Selling Shareholder Information;

(c)

any order made or any enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any actual or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated or necessary to make any statement not misleading in light of the circumstances under which it was made or any misrepresentation or alleged misrepresentation contained in or omitted from any Offering Document, any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act preventing or restricting the trading in or the sale or distribution of the Offered Shares; in each case only to the extent such order made or any enquiry, investigation or proceedings arise out of or are based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the Selling Shareholder Information;

(d)	the non-compliance or alleged non-compliance by the Selling Shareholder with any requirement of Applicable Securities Laws relating to or connected with the Distribution of the Offered Shares; or

(e)	any breach by the Selling Shareholder of any of its representations, warranties, covenants or obligations to be complied with under this Agreement,

and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other documented expenses reasonably incurred by such Indemnified Party in connection with any Claim; except that, if and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that a Claim was caused by or resulted from an Indemnified Party’s breach of this Agreement or breach of applicable laws, or the fraud, negligence or willful misconduct of the Indemnified Party claiming indemnity, such Indemnified Party shall reimburse any funds advanced by the Selling Shareholder to such Indemnified Party in respect of such Claim and thereafter this Section 10(1) shall cease to apply to such Indemnified Party in respect of such Claim.

(3)

The Company and the Selling Shareholder agree to waive any right they may have of first requiring the Indemnified Parties to proceed against or enforce any other right, power, remedy or security or claim payment from any other Person before claiming under this Section 10.

(4)

Promptly after receiving notice of an action, suit, proceeding or claim against an Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company or the Selling Shareholder, as applicable, such Indemnified Party will notify the Company, the Selling Shareholder and the Underwriter in writing of the particulars thereof, provided that the omission to so notify the Company or the Selling Shareholder shall not relieve the Company or the Selling Shareholder of any liability which the Company or the Selling Shareholder may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required materially prejudices the Company’s or the Selling Shareholder’s substantive rights or the defense of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Company or the Selling Shareholder has under this Section 10. The Company or the Selling Shareholder, as applicable, may at its election and at its own expense, assume the defence of any action, suit, proceeding or claim in respect of which indemnification may be sought under this Section 10, provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably. If the Company or the Selling Shareholder undertakes, conducts and controls the settlement or defence of any action, suit, proceeding or claim, an Indemnified Party shall have the right to participate in the settlement or defence of same. Any Indemnified Party may retain counsel of its own choice to separately represent it in the defence of a Claim, which shall be at the expense of the Company or the Selling Shareholder, as applicable, if: (i) the Company or the Selling Shareholder, as applicable, does not promptly (or in any event, within ten days of notice thereof) assume the defence of the Claim; (ii) the Company or the Selling Shareholder, as applicable, agrees to separate representation; or (iii) such Indemnified Party is advised by counsel in writing that there is an actual or potential conflict in the Company’s, or the Selling Shareholder’s or such Indemnified Party’s respective interests or additional defences are available to such Indemnified Party such that representation by the same counsel would be inappropriate. The Company and the Selling Shareholder will not, without the Indemnified Party’s and the Underwriter’s prior written consent (such consent not to be unreasonably withheld, conditioned of delayed), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought under this Section 10 (whether or not any Indemnified Party is a party thereto).

(5)

If for any reason the foregoing indemnification under this Section 10 is unavailable (other than in accordance with the terms of this Section 10) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, the Company or the Selling Shareholder, as applicable, will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Company and the Selling Shareholder on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Company and the Selling Shareholder will in any event, to the extent permitted by applicable law, contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims any amount in excess of the Underwriting Fee actually received by the Indemnified Parties pursuant to this Agreement.

(6)

The Company and the Selling Shareholder hereby acknowledge that the Underwriter acts as trustee for each of the other Indemnified Parties related thereto of the Company’s and the Selling Shareholder’s covenants and obligations under this Section 10 to such Persons and the Underwriter agrees to accept such trust and to hold and enforce such covenants and obligations on behalf of such Persons;

(7)

The Company and the Selling Shareholder agree that, in the event that they are held to be entitled to contribution from any Indemnified Party under the provisions of any statute or at law, such contribution shall be limited to an amount not exceeding the lesser of: (a) the portion of the full amount of the loss or liability giving rise to such contribution for which such Indemnified Party is responsible; and (b) the amount of the fees actually received by such Indemnified Party from the Company and the Selling Shareholder.

(8)

The Company and the Selling Shareholder agree that, in any event, no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Company or the Selling Shareholder or any Person asserting claims on the Company or Selling Shareholder’s behalf or in right for or in connection with the performance of professional services rendered by the Indemnified Parties under this Agreement, whether performed before or after the execution of this Agreement, or otherwise in connection with the matters referred to in this Agreement, except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred by the Company or the Selling Shareholder are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the breach of this Agreement or breach of applicable laws by, or the fraud, negligence or wilful misconduct of, such Indemnified Party.

(9)

The indemnity, contribution and other obligations and agreements of the Company and the Selling Shareholder under this Section 10 shall be in addition to, and not in substitution for, any liability which the Company and the Selling Shareholder may otherwise have at law or in equity, shall extend upon the same terms and conditions to all of the Indemnified Parties and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Selling Shareholder and the Indemnified Parties. The foregoing provisions shall survive the termination of this Agreement or the completion of the Offering.

Section 11 Covenants of the Company and the Selling Shareholder

(1)	The Company covenants and agrees with the Underwriter and the Selling Shareholder that:

(a)

the Company will advise the Underwriter and the Selling Shareholder, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, and will provide evidence satisfactory to the Underwriter and the Selling Shareholder of each such filing;

(b)

between the date hereof and the date of completion of the Distribution of the Offered Shares, the Company will advise the Underwriter and the Selling Shareholder, promptly after receiving notice or obtaining knowledge thereof, of:

(i)

the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Company, the threatening of any such order;

(ii)

the issuance by any Canadian Securities Commission, the SEC, the TSX or the NYSE American of any order having the effect of ceasing or suspending the Distribution of the Common Shares or the trading in any securities of the Company or, to the knowledge of the Company, threatening of any proceeding for any such purpose; or

(iii)	any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Company will use its reasonable best efforts to prevent the issuance of any order referred to in subparagraph (b)(i) above or subparagraph (b)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time; and

(c)

as soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Company will make generally available to its security holders and to the Underwriter an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act.

(2)

Prior to the completion of the Distribution of the Offered Shares, the Company will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(3)

The Company shall not, directly or indirectly issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities or instruments outstanding) or enter into any agreement or arrangement under which you acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, or agree to become bound to do so, or disclose to the public any intention to do so, for a period of 45 days following the Closing Date without the prior written consent of the Underwriter, which consent will not be unreasonably withheld provided that, notwithstanding the foregoing, the Company may (i) grant options, share units or other securities pursuant to the Company’s stock option plan, share unit plan, deferred share unit plan or other equity compensation plans made in accordance with the terms of such plans, and issue Common Shares upon the exercise of such options or vesting of such securities; or (ii) issue equity securities pursuant to the exercise or conversion, as the case may be, of any warrants, incentive securities or other convertible securities of the Company outstanding on October 3, 2024.

(4)

For a period of 45 days following the Closing Date, the Selling Shareholder shall not, and shall cause or direct its affiliates not to, directly or indirectly, without the prior written consent of the Underwriter, which consent will not be unreasonably withheld (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any Common Shares held by the Selling Shareholder as of the Closing Time, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive Common Shares (such options, warrants or other securities, collectively, “Derivative Instruments”), in each case held by the Selling Shareholder as of the Closing Time; (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Common Shares or Derivative Instruments held by the Selling Shareholder as of the Closing Time, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Shares or other securities, in cash or otherwise; or (iii) agree to or publicly announce any intention to do any of the foregoing things, provided that, the foregoing shall not apply to (a) pledges or security interests, provided that the pledgee or beneficiary of the security interest agrees in writing for the benefit of the Underwriter to be bound by restrictions set out in this Section 11(4); (b) transfers pursuant to a bona fide third party take-over bid made to all shareholders of the Company, a plan of arrangement or amalgamation involving a change of control of the Company, or similar acquisition or business combination transaction provided that in the event that the take-over bid, plan of arrangement or amalgamation, or acquisition or business combination transaction is not completed, any Common Shares, as applicable, held by the Selling Shareholder remain subject to the restrictions contained in this Section 11(4); (c) transfers made as bona fide gifts or charitable contributions, provided that any transferee agrees in writing to be bound by the terms of this Section 11(4); (d) transfers required by operation of law; (e) transfers to affiliates of the Selling Shareholder, provided that such affiliate agrees in writing to be bound by the terms of this Section 11(4), (f) distributions to any corporation, partnership, limited partnership, limited liability company, governmental entity or other entity, in each case, that (1) controls, or is controlled by or is under common control with, the Selling Shareholder, or (2) is directly or indirectly wholly owned by the Government of the Emirate of Abu Dhabi; provided that any such corporation, partnership, limited partnership, limited liability company, governmental entity or other entity agrees in writing to be bound by the terms of this Section 11(4).

(5)	The Selling Shareholder covenants and agrees with the Underwriter and the Company that:

(a)

It shall pay, and shall indemnify and hold the Underwriter harmless against, any stamp, issue, registration, documentary, sales, transfer or similar taxes, governmental charges or duties, including any interest and penalties with respect thereto, imposed under the laws of Canada or any political sub-division or taxing authority thereof or therein that is payable in connection with (i) the execution, delivery, consummation or enforcement of this Agreement, (ii) the sale and delivery of the Offered Shares to the Underwriter or (iii) the resale and delivery of the Offered Shares by the Underwriter in the manner contemplated herein excluding, for the purposes of this clause (iii), any income tax or capital gains tax imposed on the Underwriter;

(b)

all sums payable by it under this Agreement shall be paid free and clear of and without deductions or withholdings of any present or future taxes, levies, imposts, charges or duties, unless the deduction or withholding is required by law, in which case the Selling Shareholder shall pay such additional amount as will result in the receipt by the Underwriter of the full amount that would have been received had no deduction or withholding been made provided any such additional amount is payable in respect of services rendered by a Selling Firm or an affiliate of the Underwriter wholly outside of Canada and are performed in the ordinary course of business carried on by the Selling Firm or the affiliate of the Underwriter that includes the performance of such services for a fee and the Selling Firm or the affiliate of the Underwriter deals at arm’s length with the Company within the meaning of the ITA. For greater certain, no such additional amount shall be paid if such deduction or withholding results from the rendering of services in Canada or in the Province of Ontario; and

(c)

all sums payable to the Underwriter shall be considered exclusive of any value added, goods and services, or similar taxes. Where the Selling Shareholder is obliged to pay such tax on any amount payable hereunder to the Underwriter, the Selling Shareholder shall in addition to the sum payable hereunder pay an amount equal to any applicable value added or similar tax.

Section 12 All Terms to be Conditions

The Company and the Selling Shareholder agree that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company or the Selling Shareholder. It is understood that the Underwriter may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriter in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriter any such waiver or extension must be in writing and signed by the Underwriter.

Section 13 Termination by Underwriter

(1)

The Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Company and the Selling Shareholder, at or prior to the Closing Time, if:

(a)

there shall have occurred any material change or have arisen or been discovered any new material fact, other than a material fact relating solely to the Underwriter, required to be disclosed in the Pricing Disclosure Package or the Prospectuses or any amendment thereto, in each case, that would be expected to, in the opinion of the Underwriter, acting reasonably, have a significant adverse effect on the market price or value of the Offered Shares;

(b)

any inquiry, investigation, action, suit, investigation or other proceeding (formal or informal) is made by any domestic or foreign federal, provincial, state, municipal or other domestic or foreign government department, commission, board, bureau, agency or instrumentality, including without limitation, the TSX, the NYSE American or any securities regulatory authority, unless solely based on the activities or alleged activities of the Underwriter, which, in the reasonable opinion of the Underwriter, acting reasonably, prevents or restricts trading of the securities of the Company or adversely affects or will adversely affect the business, operations or affairs of the Company;

(c)

if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, which, in the reasonable opinion of the Underwriter materially adversely affects or involves, or would reasonably be expected to materially adversely affect or involve, the financial markets or the business, operations or affairs of the Company and the Subsidiaries (on a consolidated basis); or

(d)

the Company or the Selling Shareholder is in breach of any term, condition or covenant of this Agreement in any material respect or any representation or warranty given by the Company or the Selling Shareholder in this Agreement is or becomes false in any material respect.

(2)

If this Agreement is terminated by the Underwriter pursuant to Section 13(1) or if this Agreement terminates automatically under Section 14, there shall be no further liability on the part of the Underwriter or of the Company or the Selling Shareholder to the Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 10 and Section 16.

(3)

The right of the Underwriter to terminate its obligations under this Agreement is in addition to such other remedies as it may have in respect of any default, act or failure to act of the Company or Selling Shareholder in respect of any of the matters contemplated by this Agreement.

Section 14 Closing

The closing of the purchase and sale of the Offered Shares herein provided for shall be completed electronically at 8:00 a.m. (Eastern time) on October 9, 2024 or such other date and/or time as may be agreed upon in writing by the Company, the Selling Shareholder and the Underwriter (respectively, the “Closing Time” and the “Closing Date”).

Section 15 Conditions of Closing

(1)

The obligations of the Underwriter under this Agreement are subject to (i) the representations and warranties of the Company and the Selling Shareholder contained in this Agreement being true and correct in all material respects (or, if qualified by materiality, in all respects) as at the date of this Agreement and the Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, (ii) the performance by the Company and the Selling Shareholder of their obligations under this Agreement in all material respects and (iii) receipt by the Underwriter, at the Closing Time, of:

(a)

such legal opinions, dated the Closing Date, from Blake, Cassels & Graydon LLP, the Company’s Canadian counsel, or other local counsel as required, addressed to the Underwriter, in form and content acceptable to the Underwriter, acting reasonably, relating to the matters set forth in Schedule C subject to customary limitations, assumptions and qualifications;

(b)

such legal opinions, dated the Closing Date, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company’s U.S. counsel, or other local counsel as required, addressed to the Underwriter, acting reasonably, subject to customary limitations, assumptions and qualifications, which shall be accompanied by a “10b-5 letter” addressed to the Underwriter;

(c)	a “10b-5 letter”, dated the Closing Date, from Skadden, Arps, Slate, Meagher & Flom LLP, the Underwriter’s U.S. counsel, addressed to the Underwriter;

(d)

such legal opinions, dated the Closing Date, from McCarthy Tétrault LLP, the Selling Shareholder’s Canadian counsel, addressed to the Underwriter, in form and content acceptable to the Underwriter, acting reasonably, subject to customary limitations, assumptions and qualifications;

(e)

such legal opinions, dated the Closing Date, from Akin Gump Strauss Hauer & Feld LLP, the Selling Shareholder’s U.S. counsel, addressed to the Underwriter, in form and content acceptable to the Underwriter, acting reasonably, subject to customary limitations, assumptions and qualifications;

(f)

such legal opinions, dated the Closing Date, from the Selling Shareholder’s Abu Dhabi counsel, addressed to the Underwriter, in form and content acceptable to the Underwriter, acting reasonably, subject to customary limitations, assumptions and qualifications;

(g)

the auditor’s comfort letter dated the Closing Date, updating the comfort letter referred to in Section 5(4) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date;

(h)

a certificate, dated the Closing Date, and signed on behalf of the Company, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriter, certifying that: (i) the Company has complied in all material respects with all covenants and satisfied all terms and conditions in this Agreement to be complied with and satisfied by the Company at or prior to the Closing Time; (ii) all the representations and warranties of the Company contained herein are true and correct, in all material respects (or, if qualified by materiality, in all respects) as at the Closing Time, with the same force and effect as if made at and as of the Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated hereby; (iii) there has been no material change relating to the Company since the date hereof which has not been generally disclosed, except for the Offering, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (iv) to the best of the knowledge, information and belief of the Persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(i)

at the Closing Time, certificates dated the Closing Date, signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company or another officer acceptable to the Underwriter, acting reasonably, in form and content satisfactory to the Underwriter, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including authorization of this Agreement; and the incumbency and signatures of signing officers of the Company;

(j)

a certificate, dated the Closing Date, and signed on behalf of the Selling Shareholder, but without personal liability, by a director of the Selling Shareholder, or such other officers of the Selling Shareholder as may be reasonably acceptable to the Underwriter, certifying that: (i) the Selling Shareholder has complied in all material respects with all covenants and satisfied all terms and conditions in this Agreement to be complied with and satisfied by the Selling Shareholder at or prior to the Closing Time; and (ii) all the representations and warranties of the Selling Shareholder contained herein are true and correct, in all material respects (or, if qualified by materiality, in all respects) as at the Closing Time, with the same force and effect as if made at and as of the Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated hereby;

(k)	at the Closing Time, a certificate of status (or equivalent) for the Company, dated within one Business Day (or such earlier or later date as the Underwriter may accept) of the Closing Date; and

(l)

such other documents as the Underwriter or Canadian and U.S. counsel to the Underwriter may reasonably require; and all proceedings taken by the Company and the Selling Shareholder in connection with the sale of the Offered Shares shall be satisfactory in form and substance to the Underwriter and Canadian and U.S. counsel for the Underwriter, acting reasonably.

Section 16 Expenses

The Company and the Selling Shareholder will be solely responsible for all of their expenses related to the Offering, including all fees and disbursements of their counsel, their “out of pocket” costs, printing costs, translation costs and filing fees, whether or not the Offering is completed. If the Offering is not completed due to a breach of this Agreement by the Company, it will reimburse the Underwriter and the Selling Shareholder for their reasonable legal expenses and disbursements of counsel incurred pursuant to this Agreement. Notwithstanding the foregoing, if the Offering is not completed due to a breach of this Agreement by the Selling Shareholder or the Underwriter, the Selling Shareholder or the Underwriter, as applicable, will reimburse the Company and the Underwriter or Selling Shareholder, as applicable, for their reasonable legal expenses and disbursements of counsel incurred pursuant to this Agreement.

Section 17 No Advisory or Fiduciary Relationship

The Company and the Selling Shareholder acknowledge and agree that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Selling Shareholder, the Company and the Underwriter, (b) in connection with the Offering and the process leading to such transaction the Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Selling Shareholder or the Company or its shareholders, creditors, employees or any other party, (c) the Underwriter has not assumed and will not assume an advisory or fiduciary responsibility in favour of the Company or the Selling Shareholder with respect to the Offering or the process leading thereto (irrespective of whether the Underwriter has advised or is currently advising the Company or the Selling Shareholder on other matters) and the Underwriter has no obligation to the Company or the Selling Shareholder with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriter and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and the Selling Shareholder, and (e) the Underwriter has not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company and the Selling Shareholder have consulted their own legal, accounting, regulatory and tax advisors to the extent they deem appropriate.

Section 18 Notices

Any notice to be given hereunder shall be in writing and may be given by email or by hand delivery and shall, in the case of notice to the Company, be addressed and emailed or delivered to:

Equinox Gold Corp.

Suite 1501, 700 West Pender Street

Vancouver, British Columbia, V6C 1G8

Canada

Attention: Peter J. Hardie, Chief Financial Officer

Email:   (Redacted)

with a copy to (such copy not to constitute notice):

Blake, Cassels & Graydon LLP

1133 Melville Street

Suite 3500, The Stack

Vancouver, BC V6E 4E5

Attention: Bob Wooder

Email:  (Redacted)

Attention: Jamie Kariya

Email:  (Redacted)

-and-

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre

77 King Street West, Suite 3100

P.O. Box 226

Toronto, Ontario M5K 1J3

Attention: Christopher J. Cummings

Email:  (Redacted)

in the case of the Underwriter, be addressed and emailed or delivered to:

BMO Nesbitt Burns Inc.

Suite 1700 – 885 West Georgia Street

Vancouver, BC V6C 3E8

Attention: Carter Hohmann

Email:   (Redacted)

with a copy to (such copy not to constitute notice):

Stikeman Elliott LLP

1700-666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Attention: Neville McClure

Email:  (Redacted)

-and-

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario

M5K 1J5

Attention: Ryan Dzierniejko

Email:  (Redacted)

and in the case of the Selling Shareholder, be addressed and emailed or delivered to:

Ninety Fourth Investment Company LLC

Mamoura A, PO Box 45005

Abu Dhabi, United Arab Emirates

Attention: Emma Al Jahouri

Email:   (Redacted)

with a copy to (such copy not to constitute notice):

McCarthy Tétrault LLP

1000 De La Gauchetière Street West

Suite MZ400, Montreal, Québec, H3B 0A2

Attention: Fraser Bourne

Email:  (Redacted)

-and-

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana, 44th Floor

Houston, Texas 77002

Attention: Bryan D Flannery

Email:  (Redacted)

The Company, the Selling Shareholder and the Underwriter may change their respective addresses for notice by notice given in the manner referred to above.

Section 19 Survival

The representations, warranties, obligations and agreements of the Company, the Selling Shareholder and of the Underwriter contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriter of the Offered Shares for a period of three years following the Closing Date and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriter of the Offered Shares and the Underwriter shall be entitled to rely on the representations and warranties of the Company and the Selling Shareholder contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriter may undertake or which may be undertaken on the Underwriter’s behalf.

Section 20 Underwriter’s Obligations

(1)

Without affecting the firm obligation of the Underwriter to purchase from the Selling Shareholder the Offered Shares at the Offering Price in accordance with this Agreement (assuming due satisfaction of the terms and conditions contained in this Agreement), after the Underwriter has made reasonable effort to sell all of the Offered Shares at the Offering Price, the price payable by the Purchasers may be decreased by the Underwriter and further changed from time to time to an amount not greater than US$5.65 per Offered Share in compliance with applicable Canadian Securities Laws. In such case, the Underwriting Fee realized by the Underwriter will be decreased by the amount that the aggregate price paid by the Purchasers for the Offered Shares is less than the gross proceeds to be paid by the Underwriter to the Selling Shareholder for the Offered Shares and such reduced price sales will not affect the net proceeds to be received by the Selling Shareholder under the Offering.

Section 21 Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriter may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriter at any time.

Section 22 Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, including for the avoidance of doubt, the bid letter dated October 3, 2024 between the Company, the Selling Shareholder and the Underwriter, are terminated and this Agreement constitutes the entire agreement between the Company, the Selling Shareholder and the Underwriter with respect to the purchase and sale of the Offered Shares.

Section 23 Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

Section 24 Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this Agreement at the place indicated and returning the same to us.

Yours truly,

BMO NESBITT BURNS INC.

By:	/s/ Jesse Pearlstein
	Name:	Jesse Pearlstein
	Title:	Director

The foregoing is in accordance with our understanding and is accepted by us.

EQUINOX GOLD CORP.

By:	/s/ Peter J. Hardie
Name: Peter J. Hardie
Title: Chief Financial Officer

By:	/s/ Susan Toews
Name: Susan Toews
Title: General Counsel

NINETY FOURTH INVESTMENT COMPANY LLC

By:	/s/ Andre Christophe Namphy
Name: Andre Christophe Namphy
Title: General Counsel - Direct Investments

By:	/s/ Zouhir Regragui
Name: Zouhir Regragui
Title: Executive Director

SCHEDULE A

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Western Mesquite Mines, Inc.	Nevada	100%
Castle Mountain Ventures, GP	California	100%
Leagold Mining Corporation	British Columbia	100%
Desarollos Mineros San Luis S.A. de C.V.	Mexico	100%
Mineração Aurizona S.A.	Brazil	100%
Greenstone Gold Mines LP	Manitoba	100%
Fazenda Brasileiro Desenvolvimento Mineral Ltda	Brazil	100%
Santa Luz Desenvolvimento Mineral Ltda	Brazil	100%

SCHEDULE B

CREDIT FACILITIES

1.

Fourth amended and restated credit agreement dated May 13, 2024 as amended by a first amending agreement dated as of May 15, 2024, among Equinox Gold Corp., Solius AcquireCo Inc. and Leagold Mining Corporation, as borrowers, The Bank of Nova Scotia, as administrative agent, and the lenders from time to time party thereto, as further amended, restated, supplemented or otherwise modified from time to time (the “Scotia Credit Agreement”).

2.

Convertible debenture dated as of March 10, 2020 as amended and restated on July 28, 2022 pursuant to a second amended and restated debenture and as further amended by a first amending agreement dated as of February 17, 2023, a second amending agreement dated as of March 24, 2023, a third amending agreement dated as of March 29, 2024 and a fourth amending agreement dated as of May 13, 2024 in the amount of US$130,000,000 and with a maturity date of September 10, 2025 issued by Equinox Gold Corp. to MDC Industry Holding Company LLC (the “MDC 2rd Amended and Restated Debenture” and together with the MDC 3rd Amended and Restated Debenture, the “MDC Debentures”).

3.

Convertible debenture dated as of May 7, 2019 as amended and restated on July 28, 2022 pursuant to a third amended and restated debenture and as further amended by a first amending agreement dated as of February 17, 2023, a second amending agreement dated as of March 24, 2023, a third amending agreement dated as of March 29, 2024 and a fourth amending agreement dated as of May 13, 2024 in the amount of US$8,474,327.44 and with a maturity date of October 12, 2024 issued by Equinox Gold Corp. to Pacific Road Capital Management GP II Limited, as general partner of Pacific Road Resources Fund II L.P. (“Pac Roads Resources Fund LP”) as assigned by Pac Roads Resources Fund LP to Verition Advisors (Canada) ULC (“Verition”) pursuant to an assignment and assumption agreement dated as of November 18, 2022 (the “Verition Debenture”).

4.

Convertible debenture dated as of May 7, 2019 as amended and restated on July 28, 2022 pursuant to a third amended and restated debenture and as further amended by a first amending agreement dated as of February 17, 2023, a second amending agreement dated as of March 24, 2023, a third amending agreement dated as of March 29, 2024 and a fourth amending agreement dated as of May 13, 2024 in the amount of US$1,186,328.56 and with a maturity date of October 12, 2024 issued by Equinox Gold Corp. to Pacific Road Capital II PTY Limited, as trustee for Pacific Road Resources Fund II (“Pac Roads Resources Fund Trust”) as assigned by Pac Roads Resources Fund Trust to Verition pursuant to an assignment and assumption agreement dated as of November 18, 2022 (the “2nd Verition Debenture”).

5.

Convertible debenture dated as of April 9, 2020 as amended and restated on July 28, 2022 pursuant to a second amended and restated debenture and as further amended by a first amending agreement dated as of February 17, 2023, a second amending agreement dated as of March 24, 2023, a third amending agreement dated as of March 29, 2024 and a fourth amending agreement dated as of May 13, 2024 in the amount of US$1,139,364 and with a maturity date of September 10, 2025 issued by Equinox Gold Corp. to Pac Roads Resources Fund Trust (the “PRFT Debenture”).

6.

Convertible debenture dated as of April 9, 2020 as amended and restated on July 28, 2022 pursuant to a second amended and restated debenture and as further amended by a first amending agreement dated as of February 17, 2023, a second amending agreement dated as of March 24, 2023, a third amending agreement dated as of March 29, 2024 and a fourth amending agreement dated as of May 13, 2024 in the amount of US$8,138,845 and with a maturity date of September 10, 2025 issued by Equinox Gold Corp. to Pacific Roads Resources Fund LP (the “PRFLP Debenture” and, collectively with the MDC Debentures, the PRFT Debenture, the Veriton Debenture and the 2nd Veriton Debenture, the “Debentures”).

7.

4.75% unsecured convertible notes due in 2028, in a principal amount of no more than US$172,500,000, with an initial conversion rate of 158.7302 common shares in the capital of Equinox Gold Corp. per US$1,000 principal amount of notes, equivalent to an initial conversion price of approximately US$6.30 per Share.

SCHEDULE C

MATTERS TO BE ADDRESSED IN THE COMPANY’S

CANADIAN COUNSEL OPINION

(a)

the Company is a corporation duly incorporated, continued, or amalgamated, as the case may be, and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated, continued, or amalgamated, as the case may be;

(b)

the Company has all requisite corporate power and capacity to carry on its business as now conducted as described in the Canadian Prospectus and to own, lease and operate its property and assets described in the Canadian Prospectus and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(c)	the authorized and issued capital of the Company;

(d)	all necessary corporate action having been taken by Company to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder;

(e)	the Company has all necessary corporate power and capacity to execute and deliver this Agreement and perform its obligations under this Agreement;

(f)

all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement and, if applicable, any Supplementary Material thereto and the filing thereof with the Canadian Securities Commissions;

(g)

this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(h)

the execution and delivery of this Agreement and the fulfillment of the terms hereof by the Company do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or notice of articles of the Company;

(i)	the attributes of the Offered Shares conform in all material respects with the descriptions thereof in the Prospectus;

(j)

based solely on a review of the issuer lists maintained by the Canadian Securities Commissions, the Company is a reporting issuer or the equivalent under the Canadian Securities Laws of each of the Qualifying Jurisdictions that recognizes such concept and is not included on the list of defaulting issuers maintained pursuant to the Canadian Securities Laws of any of the Qualifying Jurisdictions that maintains such a list;

(k)	Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the Common Shares;

(l)

no authorization, consent or approval of, or filing, registration, permit, license, decree, qualification or recording with, any government, governmental instrumentality, authority, agency or court having jurisdiction over the Company in each of the Qualifying Jurisdictions is required by the Company for the performance by the Company of its obligations under this Agreement or the consummation by the Company of the transactions contemplated by this Agreement, except as have been or will be obtained or made prior to closing of the Offering;

(m)

all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained to qualify the distribution of the Offered Shares in each of the Qualifying Jurisdictions through Persons who are duly registered under Canadian Securities Laws and who have complied with the relevant provisions of such applicable laws; and

(n)

subject to the qualifications, assumptions, limitations, and understandings set out therein, the statements set forth in the Canadian Prospectus Supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility For Investment”, insofar such statements constitute statements of law, provide an accurate summary of the matters of Canadian federal income tax law addressed therein in all material respects.

SCHEDULE D

PRICING TERMS INCLUDED IN PRICING DISCLOSURE PACKAGE

The price per share for the Common Shares is US$5.65.

The number of Common Shares purchased by the Underwriter is 24,761,905.

The Underwriter receives 4.0% cash commission.

Issuer Free Writing Prospectuses:

•	Press release dated October 3, 2024 announcing the Offering.

•	Term sheet dated October 3, 2024.